

Mail Stop 7010

February 7, 2006

Mr. Mark J. Thomas
Chief Financial Officer
Abrams Industries, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339-2029

> **RE:** **Form 10-K for the Fiscal Year ended April 30, 2005**
> **Forms 10-Q for the Fiscal Quarters ended July 31, 2005 and October 31, 2005**
> **File No. 1-10146**

Dear Mr. Thomas:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended April 30, 2005</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 13

2. Please revise the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Consolidated Statements of Cash Flows, page 21

3. Please separately present material cash flows relating to discontinued operations within each category of cash flows. Please also separately present significant cash flows relating to discontinued operations that will continue into future periods.

4. You engage in real estate investment and development and record revenues from the sale of real estate. It appears that you have cash flows related to this segment in cash flows from investing activities. Given the guidance of paragraph 25 of SFAS 102, tell us how you determined this is appropriate.

Note 2. Summary of Significant Accounting Policies

(f) Goodwill and other intangible assets, page 24

5. It appears that the book value of your equity exceeded your market capitalization at April 30, 2005. Your segment disclosures in Note 14 also indicate that the Energy and Facilities Solutions segment has had recurring losses. Please tell us more about your goodwill impairment test performed during the year ended April 30, 2005. Specifically address the following:
    *   Tell us when the goodwill impairment test was performed;
    *   Tell us what your reporting units were and how you determined these were the appropriate reporting units in accordance with SFAS 142; and

- Tell us how you determined that goodwill related to the Energy and Facilities Solutions segment was not impaired in light of its recurring actual losses.

Note 4 – Discontinued Operations, page 27

6. Please tell us why you classified the $669,366 loss on the early extinguishment of debt in 2005 as part of the loss from discontinued operations. Please cite relevant authoritative accounting literature in your response. Please disclose your accounting policy for allocating interest expense to discontinued operations and the amount of interest expense allocated to discontinued operations for all periods presented in accordance with EITF 87-24.

Note 8 – Mortgage Notes Payable and Leases, page 30

7. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 10 – Income Taxes, page 32

8. In light of your history losses, provide us with the analysis that you performed in concluding that a full valuation allowance was not necessary for your deferred tax assets as of both April 30, 2005 and the interim period ended October 31, 2005. Note that the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Refer to paragraphs 23 to 25 of SFAS 109.

Note 15 – Acquisitions and Dispositions

Sale of Kmart Leaseback Interest, page 38

9. Please demonstrate to us how you met each of the criteria of paragraph 7 of SFAS 98 to use sale-leaseback accounting. Please also disclose a description of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement. Refer to paragraph 17 of SFAS 98.

Schedule II – Valuation and Qualifying Accounts

10. Please tell us where you have provided the information required by Rule 5-04 of Regulation S-X to be disclosed in Schedule II – Valuation and Qualifying Accounts related to your provisions for doubtful accounts or provide the information.

Form 10-Q for the period ended October 31, 2005

General

11. Please address the comments above in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

12. Please tell us how the recognition of revenues in the amount of $593,000 by your Energy Services segment in the first quarter of fiscal 2006 from a consulting services contract that was substantially performed in prior periods complies with your revenue recognition policy that Energy Service segment revenues are accounted for under the percentage-of-completion method. Please also tell us why there were no associated costs and expenses for this consulting services contract recorded during the first quarter of fiscal 2006.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief